UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Silver Dragon Resources Inc.

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

827692104

(CUSIP Number)

Ms. Chan King Yuet

10/F, Asia Rich Court, No. 5 Staunton Street

Central, Hong Kong

(852) 9270-8334

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

– with a copy to –

Paul J. Pollock

Crowell & Moring LLP

590 Madison Avenue, 20th Floor

New York, NY 10022

(212) 223-4000

January 29, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 827692104

1	Names of reporting persons Chan King Yuet
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong SAR
Number of shares beneficially owned by each reporting person with	7	Sole voting power 150,000
	8	Shared voting power 160,358,598[1]
	9	Sole dispositive power 150,000
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 160,508,598
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 53.5%
14	Type of reporting person (see instructions) IN

[1]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person as Representative (as such term is defined in the Voting Agreement and as set forth in Item 2 below) may be deemed to have shared voting power over 160,358,598 shares of common stock.

CUSIP No. 827692104

1	Names of reporting persons Barry King Hon Chan
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Australia
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 16,124,238[2]
	9	Sole dispositive power 16,124,238
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 16,124,238
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 5.4%
14	Type of reporting person (see instructions) IN

[2]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 16,124,238 shares of common stock.

CUSIP No. 827692104

1	Names of reporting persons Magnolia Ulan Fung
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong SAR
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 2,000,000[3]
	9	Sole dispositive power 2,000,000
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 2,000,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.7%
14	Type of reporting person (see instructions) IN

[3]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 2,000,000 shares of common stock.

CUSIP No. 827692104

1	Names of reporting persons Su Hu
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 400,000[4]
	9	Sole dispositive power 400,000
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 400,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.1%
14	Type of reporting person (see instructions) IN

[4]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 400,000 shares of common stock.

CUSIP No. 827692104

1	Names of reporting persons Hing Choi Hui
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong SAR
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 1,486,310[5]
	9	Sole dispositive power 1,486,310
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 1,486,310
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.5%
14	Type of reporting person (see instructions) IN

[5]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 1,486,310 shares of common stock.

CUSIP No. 827692104

1	Names of reporting persons Yun Ming Roger Leung and Yuen Wah Leung (JT TEN)
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong SAR
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 897,106[6]
	9	Sole dispositive power 897,106
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 897,106
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.3%
14	Type of reporting person (see instructions) IN

[6]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 897,106 shares of common stock.

CUSIP No. 827692104

1	Names of reporting persons Wai Ngai Hui
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong SAR
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 2,423,930[7]
	9	Sole dispositive power 2,423,930
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 2,423,930
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.8%
14	Type of reporting person (see instructions) IN

[7]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 2,423,930 shares of common stock.

CUSIP No. 827692104

1	Names of reporting persons Ng Hon Ming and Sze Wang (JT TEN)
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong SAR
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 1,000,000[8]
	9	Sole dispositive power 1,000,000
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 1,000,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.3%
14	Type of reporting person (see instructions) IN

[8]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 1,000,000 shares of common stock.

CUSIP No. 827692104

1	Names of reporting persons Yang Jing Xian
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 500,000[9]
	9	Sole dispositive power 500,000
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 500,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.2%
14	Type of reporting person (see instructions) IN

[9]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 500,000 shares of common stock.

CUSIP No. 827692104

1	Names of reporting persons Samuel Tan Hock Meng
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 6,998,836[10]
	9	Sole dispositive power 6,988,836
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 6,988,836
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.3%
14	Type of reporting person (see instructions) IN

[10]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 6,988,836 shares of common stock.

CUSIP No. 827692104

1	Names of reporting persons Mo Hing Wai
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong SAR
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 3,908,000[11]
	9	Sole dispositive power 3,908,000
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 3,908,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.3%
14	Type of reporting person (see instructions) IN

[11]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 3,908,000 shares of common stock.

CUSIP No. 827692104

1	Names of reporting persons Chang Yun Chi
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong SAR
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 110,000[12]
	9	Sole dispositive power 110,000
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 110,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person (see instructions) IN

[12]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 110,000 shares of common stock.

CUSIP No. 827692104

1	Names of reporting persons Jovin Chim Chai Shan
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong SAR
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 100,000[13]
	9	Sole dispositive power 100,000
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 100,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person (see instructions) IN

[13]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 100,000 shares of common stock.

CUSIP No. 827692104

1	Names of reporting persons Ma Fun Chiu
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong SAR
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 5,884,226[14]
	9	Sole dispositive power 5,884,226
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 5,884,226
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.0%
14	Type of reporting person (see instructions) IN

[14]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 5,884,226 shares of common stock.

CUSIP No. 827692104

1	Names of reporting persons Wong Nga Chung
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong SAR
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 100,000[15]
	9	Sole dispositive power 100,000
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 100,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person (see instructions) IN

[15]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 100,000 shares of common stock.

CUSIP No. 827692104

1	Names of reporting persons Yau Sik Hon
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong SAR
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 100,000[16]
	9	Sole dispositive power 100,000
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 100,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person (see instructions) IN

[16]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 100,000 shares of common stock.

CUSIP No. 827692104

1	Names of reporting persons Edmond Man Gong Dang
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 4,890,000[17]
	9	Sole dispositive power 4,890,000
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 4,890,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.6%
14	Type of reporting person (see instructions) IN

[17]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 4,890,000 shares of common stock.

CUSIP No. 827692104

1	Names of reporting persons Chan Yin Wa
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong SAR
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 50,000[18]
	9	Sole dispositive power 50,000
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 50,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person (see instructions) IN

[18]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 50,000 shares of common stock.

CUSIP No. 827692104

1	Names of reporting persons Ho Man Kei
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong SAR
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 50,000[19]
	9	Sole dispositive power 50,000
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 50,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person (see instructions) IN

[19]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 50,000 shares of common stock.

CUSIP No. 827692104

1	Names of reporting persons Lai Chun Hung
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong SAR
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 50,000[20]
	9	Sole dispositive power 50,000
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 50,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person (see instructions) IN

[20]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 50,000 shares of common stock.

CUSIP No. 827692104

1	Names of reporting persons Lau Kam Kwai
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong SAR
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 50,000[21]
	9	Sole dispositive power 50,000
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 50,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person (see instructions) IN

[21]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 50,000 shares of common stock.

CUSIP No. 827692104

1	Names of reporting persons David Lau Man Chu
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong SAR
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 50,000[22]
	9	Sole dispositive power 50,000
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 50,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person (see instructions) IN

[22]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 50,000 shares of common stock.

CUSIP No. 827692104

1	Names of reporting persons Leung Yuet Wah
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong SAR
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 112,500[23]
	9	Sole dispositive power 112,500
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 112,500
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person (see instructions) IN

[23]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 112,500 shares of common stock.

CUSIP No. 827692104

1	Names of reporting persons Lincoln Wong
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong SAR
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 50,000[24]
	9	Sole dispositive power 50,000
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 50,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person (see instructions) IN

[24]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 50,000 shares of common stock.

CUSIP No. 827692104

1	Names of reporting persons Yau Shu Cheung
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong SAR
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 50,000[25]
	9	Sole dispositive power 50,000
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 50,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person (see instructions) IN

[25]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 50,000 shares of common stock.

CUSIP No. 827692104

1	Names of reporting persons Yam Wai Yee
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong SAR
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 500,000[26]
	9	Sole dispositive power 500,000
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 500,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.2%
14	Type of reporting person (see instructions) IN

[26]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 500,000 shares of common stock.

CUSIP No. 827692104

1	Names of reporting persons Peter Lam Yuk Ho
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong SAR
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 4,500,000[27]
	9	Sole dispositive power 4,500,000
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 4,500,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.5%
14	Type of reporting person (see instructions) IN

[27]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 4,500,000 shares of common stock.

CUSIP No. 827692104

1	Names of reporting persons Bonnio Lee Kwong Chak
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong SAR
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 4,595,983[28]
	9	Sole dispositive power 4,595,983
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 4,595,983
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.5%
14	Type of reporting person (see instructions) IN

[28]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 4,595,983 shares of common stock.

CUSIP No. 827692104

1	Names of reporting persons Leung Yuet Ngor
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong SAR
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 20,000[29]
	9	Sole dispositive power 20,000
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 20,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person (see instructions) IN

[29]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 20,000 shares of common stock.

CUSIP No. 827692104

1	Names of reporting persons Mimi Tang Kam Yiu
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong SAR
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 20,000[30]
	9	Sole dispositive power 20,000
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 20,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person (see instructions) IN

[30]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 20,000 shares of common stock.

CUSIP No. 827692104

1	Names of reporting persons Chan Si Wa
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Taiwan ROC
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 10,000[31]
	9	Sole dispositive power 10,000
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 10,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person (see instructions) IN

[31]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 10,000 shares of common stock.

CUSIP No. 827692104

1	Names of reporting persons Hsieh Jen Feng
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Taiwan ROC
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 90,000[32]
	9	Sole dispositive power 90,000
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 90,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person (see instructions) IN

[32]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 90,000 shares of common stock.

CUSIP No. 827692104

1	Names of reporting persons Lai Cheng Yang
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Taiwan ROC
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 10,000[33]
	9	Sole dispositive power 10,000
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 10,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person (see instructions) IN

[33]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 10,000 shares of common stock.

CUSIP No. 827692104

1	Names of reporting persons Lau Wong Bebbie Suet Wa
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Taiwan ROC
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 10,000[34]
	9	Sole dispositive power 10,000
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 10,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person (see instructions) IN

[34]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 10,000 shares of common stock.

CUSIP No. 827692104

1	Names of reporting persons Lee Meng Hung
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Taiwan ROC
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 10,000[35]
	9	Sole dispositive power 10,000
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 10,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person (see instructions) IN

[35]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 10,000 shares of common stock.

CUSIP No. 827692104

1	Names of reporting persons Annie Hung
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong SAR
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 30,000[36]
	9	Sole dispositive power 30,000
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 30,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person (see instructions) IN

[36]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 30,000 shares of common stock.

CUSIP No. 827692104

1	Names of reporting persons Karina Ng
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong SAR
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 70,000[37]
	9	Sole dispositive power 70,000
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 70,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person (see instructions) IN

[37]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 70,000 shares of common stock.

CUSIP No. 827692104

1	Names of reporting persons Lam Ken
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong SAR
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 50,000[38]
	9	Sole dispositive power 50,000
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 50,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person (see instructions) IN

[38]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 50,000 shares of common stock.

CUSIP No. 827692104

1	Names of reporting persons Joanna Wong
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong SAR
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 1,308,065[39]
	9	Sole dispositive power 1,308,065
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 1,308,065
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.4%
14	Type of reporting person (see instructions) IN

[39]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 1,308,065 shares of common stock.

CUSIP No. 827692104

1	Names of reporting persons Tang Ching Wan
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong SAR
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 183,000[40]
	9	Sole dispositive power 183,000
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 183,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.1%
14	Type of reporting person (see instructions) IN

[40]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 183,000 shares of common stock.

CUSIP No. 827692104

1	Names of reporting persons Tsang Mun Ting
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong SAR
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 80,321,409[41]
	9	Sole dispositive power 80,321,409
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 80,321,409
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 26.8%
14	Type of reporting person (see instructions) IN

[41]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 80,321,409 shares of common stock.

CUSIP No. 827692104

1	Names of reporting persons Kin Chung Cheng and Mei Mei Rebecca Yim (JTEN)
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong SAR
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 531,647[42]
	9	Sole dispositive power 531,647
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 531,647
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.2%
14	Type of reporting person (see instructions) IN

[42]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 531,647 shares of common stock.

CUSIP No. 827692104

1	Names of reporting persons Sut Kit Cheng
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong SAR
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 2,034,948[43]
	9	Sole dispositive power 2,034,948
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 2,034,948
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.7%
14	Type of reporting person (see instructions) IN

[43]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 2,034,948 shares of common stock.

CUSIP No. 827692104

1	Names of reporting persons Chi Fai Wong
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong SAR
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 486,100[44]
	9	Sole dispositive power 486,100
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 486,100
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.2%
14	Type of reporting person (see instructions) IN

[44]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 486,100 shares of common stock.

CUSIP No. 827692104

1	Names of reporting persons Mei Mei Rebecca Yim
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong SAR
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 235,032[45]
	9	Sole dispositive power 235,032
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 235,032
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.1%
14	Type of reporting person (see instructions) IN

[45]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 235,032 shares of common stock.

CUSIP No. 827692104

1	Names of reporting persons Hiroo Mahtani and Maya Mahtani (JT TEN)
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong SAR
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 350,000[46]
	9	Sole dispositive power 350,000
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 350,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.1%
14	Type of reporting person (see instructions) IN

[46]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 350,000 shares of common stock.

CUSIP No. 827692104

1	Names of reporting persons Man Kwan Fong
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong SAR
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 12,483,266[47]
	9	Sole dispositive power 10,987,188
	10	Shared dispositive power 1,496,078
11	Aggregate amount beneficially owned by each reporting person 12,483,266
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.2%
14	Type of reporting person (see instructions) IN

[47]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 12,483,266 shares of common stock.

CUSIP No. 827692104

1	Names of reporting persons David Wung Pok LIU
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong SAR
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 3,376,760[48]
	9	Sole dispositive power 3,376,760
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 3,376,760
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.1%
14	Type of reporting person (see instructions) IN

[48]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 3,376,760 shares of common stock.

CUSIP No. 827692104

1	Names of reporting persons Kerry Ka Yan Ng
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong SAR
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 1,496,078[49]
	9	Sole dispositive power 0
	10	Shared dispositive power 1,496,078[50]
11	Aggregate amount beneficially owned by each reporting person 1,496,078
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.5%
14	Type of reporting person (see instructions) IN

[49]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting and dispositive power over 1,496,078 shares of common stock.
5050

CUSIP No. 827692104

EXPLANATORY NOTE

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) is being filed with respect to the shares of Common Stock, $0.0001 par value (the “Common Stock”) of Silver Dragon Resources Inc., a Delaware corporation (the “Issuer”). This Amendment No. 4 amends and supplements the Schedule 13D previously filed with the Securities and Exchange Commission (the “SEC”) on April 12, 2013 (the “Schedule 13D”) as amended by Amendment No 1 filed with the SEC on April 17, 2013 (“Amendment No. 1”) and Amendment No. 2 filed with the SEC on October 27, 2015 (“Amendment No. 2”) and Amendment No. 3 filed with the SEC on January 19, 2016 (“Amendment No. 3”) . Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D, as amended. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 4 shall have the same meaning herein as are ascribed to such terms in the Schedule 13D. Except as set forth herein, this Amendment No. 4 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D as amended.

Item 2. Identity and Background

This Schedule 13D is jointly filed by:

1.	Chan King Yuet

2.	Barry King Hon Chan

3.	Magnolia Ulan Fung

4.	Su Hu

5.	Hing Choi Hui

6.	Yun Ming Roger Leung and Yuen Wah Leung (JT TEN)

7.	Wai Ngai Hu

8.	Ng Hon Ming and Sze Wang (JT TEN)

9.	Yang Jing Xian

10.	Samuel Tan Hock Meng

11.	Mo Hing Wai

12.	Chang Yun Chi

13.	Jovin Chim Chai Shan

14.	Ma Fun Chiu

15.	Wong Nga Chung

16.	Yau Sik Hon

17.	Edmond Man Gong Dang

18.	Chan Yin Wa

19.	Ho Man Kei

20.	Lai Chun Hung

21.	Lau Kam Kwai

22.	David Lau Man Chu

23.	Leung Yuet Wah

24.	Lincoln Wong

25.	Yau Shu Cheung

26.	Yam Wai Yee

27.	Peter Lam Yuk Ho

28.	Bonnio Lee Kwong Chak

29.	Leung Yuet Ngor

30.	Mimi Tang Kam Yiu

31.	Chan Si Wa

32.	Hsieh Jen Feng

33.	Lai Cheng Yang

34.	Lau Wong Bebbie Suet Wa

35.	Lee Meng Hung

36.	Annie Hung

37.	Karina Ng

38.	Lam Ken

39.	Joanna Wong

40.	Tang Ching Wan

41.	Tsang Mun Ting

42.	Kin Chung Cheng and Mei Mei Rebecca Yim (JT TEN)

43.	Sut Kit Cheng

44.	Chi Fai Wong

45.	Mei Mei Rebecca Yim

46.	Hiroo Mahtani and Maya Mahtani (JT TEN)

47.	Man Kwon Fong

48.	David Wung Pok LIU

49.	Kerry Ka Yan Ng

These individuals are collectively referred to herein as the “Reporting Persons” and each separately a “Reporting Person.” The Reporting Persons are making this single joint filing, because they may be deemed to constitute a “group” within the meaning of Rule 13d-5 and/or Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the entities or person that such a group exists. Each Reporting Person (with the exception of the Ms. Chan King Yuet) have appointed Ms. Chan King Yuet as the stockholder representative (the “Representative”) of the group that may be deemed to have been formed, as set forth in the Voting Agreement and the Joinder Agreement to the Voting Agreement.

The address for each of the Reporting Persons is as follows:

1.	Chan King Yuet - 10/F, Asia Rich Court, No. 5 Staunton Street, Central, Hong Kong

2.	Barry King Hon Chan - 122, 5 Shouson Hill Road, Aberdeen, Hong Kong

3.	Magnolia Ulan Fung - 8/F, 26 Belleview Drive, Repulse Bay, Hong Kong

4.	Su Hu - 9/F, Tower One, Granville Garden, NT, Hong Kong

5.	Hing Choi Hui - 1407-8, 21-23 Tai Lin Pai Road, Kwai Chung, NT, Hong Kong

6.	Yun Ming Roger Leung and Yuen Wah Leung (JT TEN) - F, 27F, B6, City Garden, North Point, Hong Kong

7.	Wai Ngai Hu - Flat E, 16/F, Block 4, Verbera Heights, Mao Tai Road, Tseung Kwan O, Hong Kong

8.	Ng Hon Ming and Sze Wang (JT TEN) - 29/F., Block C, Po Garden, 9 Brewin Path, H.K. and 19B, Grand Deco Tower, 26 Tai Hang Rd., H.K., respectively.

9.	Yang Jing Xian - Flat 3B, Block 5, Serenity Place, 88 Po Hong Rd., Tseng Kwan O, N.T., H.K.

10.	Samuel Tan Hock Meng - Flat D, 33/F., Tower 7, Park Avenue, 18 Hoi Ting Rd., Kowloon, H.K.

11.	Mo Hing Wai - Flat 9, 23/F., Wah Pik House, Ching Wah Court, Tsing Yi Island, H.K.

12.	Chang Yun Chi - 6F-5, No. 126, Wucyuan W. 4th St., West Dis., Taichung City 403, Taiwan (R.O.C)

13.	Jovin Chim Chai Shan - A1, 1/F., Villa De Moorsom, 12 Boyce Rd., Jardine’s Lookout, H.K.

14.	Ma Fun Chiu - Flat D, 6/F., Block 34, Parc Versailles I, 3 Mui Shu Hang Rd., Tai Po, N.T., H.K.

15.	Wong Nga Chung - Flat A, 19/F., Union Court, 18 Fu Kin Street, Tai Wai, H.K.

16.	Yau Sik Hon - Flat 5B, 20 Macdonnell Rd., Central, H.K.

17.	Edmond Man Gong Dang - 10/F, Asiarich court, No5 Staunton Street, HK

18.	Chan Yin Wa- Rm 1417, Hin Tak Hse, Hin Keng Est., Shatin, N.T., H.K.

19.	Ho Man Kei - Flat 07, 5/F., Block Q, Telford Graden, Kowloon Bay, Kowloon, H.K.

20.	Lai Chun Hung - Rm 1203, Hing Hong Hse, Hing Tung Est., SKW, H.K.

21.	Lau Kam Kwai - 4 Shan Kai Wat Ha Tsuen, Fanling, N.T., H.K.

22.	David Lau Man Chu - Rm 1714, Block M, Kornhill, Quarry Bay, H.K.

23.	Leung Yuet Wah - Flat E, 22/F., Block 5, Island Harbourview, 11 Hoi Fai Rd., Tai Kok Tsui, Kowloon, H.K.

24.	Lincoln Wong - Apt 1006, No 1 Lane, 50 Xicon Rd., Shanghai, China 20065

25.	Yau Shu Cheung - 37/F., New World Tower, 18 Queen’s Rd., Central, H.K.

26.	Yam Wai Yee - 2711 Tsuen Wing House, Lai Tak Tsuen, Tai Hang, H.K.

27.	Peter Lam Yuk Ho - 8C Sunlight Bldg., 273 Shun Ning Rd., Kowloon, H.K.

28.	Bonnio Lee Kwong Chak - Flat B, 26/F., Tower 2, Island Harbourview, 11 Hoi Fai Rd., Kowloon, H.K.

29.	Leung Yuet Ngor - Flat C, 32/F., Tower I, Korville, 38 Yau Man Street, H.K.

30.	Mimi Tang Kam Yiu - Rm A, 4/F., Block 6, Grandeur Graden, Tai Wai, N.T., H.K.

31.	Chan Si Wa - 9F-1, No. 559, YoungChun Z, Rd., Nantun Dis., Taichung City 48, Taiwan.

32.	Hsieh Jen Feng - 6F-5, No. 126, Wucyuan W. 4th St., West Dis., Taichung City 403, Taiwan (R.O.C)

33.	Lai Cheng Yang - No. 211, Sec.1, Liaoning Rd., Beitun Dis., Taichung City 406, Taiwan (R.O.C)

34.	Lau Wong Bebbie Suet Wa - Flat A, 3/F., Cedar 3, The Hillgrove, 9 Tsing Fat Lane, Siu Lam, N.T., H.K.

35.	Lee Meng Hung - 6/F., No. 24-1, Lane 137, Sec. 2, Chungshan N Rd., Taipei City, Taiwan (R.O.C)

36.	Annie Hung - 4/F, Ho Man Tin Road, HK

37.	Karina Ng - Flat B, 23/F, Tsing Lung Garden Shatin HK

38.	Lam Ken - Flat A, 21/F, Block A, Wah Lung Garden, NT, HK

39.	Joanna Wong - Flat B, 29/.F, 31 Cameron Road, HK

40.	Tang Ching Wan - Flat C, 22/F, Tower 9, Vista Paradiso, Ma On Shan, Shatin, N.T., H.K.

41.	Tsang Mun Ting - Flat D, 31/F, Block C. Noble Place, 10 King Fung Path, HK

42.	Kin Chung Cheng and Mei Mei Rebecca Yim (JT TEN) - Flat A, 11/F, Block 1. Royal Escot, 1 Tsun King Rd, Shatin, HK

43.	Sut Kit Cheng - Block 7, 8/F, Flat E, Tsaing Yi Garden, 7-19 Tsaing Yi street, HK

44.	Chi Fai Wong - Room 3409, Fung Yam House, On Yam Estate, HK

45.	Mei Mei Rebecca Yim - Flat A, 11/F, Block 1. Royal Escot, 1 Tsun King Rd, Shatin, HK

46.	Hiroo Mahtani and Maya Mahtani (JT TEN) - Flat B, 29/F, 2 Robinson Road, central, HK

47.	Man Kwon Fong - Flat D, 31/F, Block C. Noble Place, 10 King Fung Path, HK

48.	David Wung Pok LIU – Flat 27B, Block 2, Greenway Terrace, 5 Link Road, Happy Valley, HK

49.	Man Kwon Fong - Flat D, 31/F, Block C. Noble Place, 10 King Fung Path, HK

The present principal occupation or employment of the Reporting Persons is as follows:

1.	Chan King Yuet – Hong Kong Investment Advisor and Director Nominee

2.	Barry King Hon Chan - Retired

3.	Magnolia Ulan Fung - None

4.	Su Hu - Retired

5.	Hing Choi Hui - Merchant

6.	Yun Ming Roger Leung and Yuen Wah Leung (JT TEN) - Retired

7.	Wai Ngai Hu – Retail store owner

8.	Ng Hon Ming and Sze Wang (JT TEN) - Investor

9.	Yang Jing Xian - Investor

10.	Samuel Tan Hock Meng - Investor

11.	Mo Hing Wai - Investor

12.	Chang Yun Chi - Investor

13.	Jovin Chim Chai Shan - Investor

14.	Ma Fun Chiu - Investor

15.	Wong Nga Chung - Investor

16.	Yau Sik Hon - Investor

17.	Edmond Man Gong Dang - Investor

18.	Chan Yin Wa- Investor

19.	Ho Man Kei - Investor

20.	Lai Chun Hung - Investor

21.	Lau Kam Kwai - Investor

22.	David Lau Man Chu - Investor

23.	Leung Yuet Wah - Investor

24.	Lincoln Wong - Investor

25.	Yau Shu Cheung - Investor

26.	Yam Wai Yee - Investor

27.	Peter Lam Yuk Ho - Investor

28.	Bonnio Lee Kwong Chak - Investor

29.	Leung Yuet Ngor - Investor

30.	Mimi Tang Kam Yiu - Investor

31.	Chan Si Wa - Investor

32.	Hsieh Jen Feng - Investor

33.	Lai Cheng Yang - Investor

34.	Lau Wong Bebbie Suet Wa - Investor

35.	Lee Meng Hung - Investor

36.	Annie Hung - Investor

37.	Karina Ng - Investor

38.	Lam Ken - Investor

39.	Joanna Wong - Investor

40.	Tang Ching Wan - Investor

41.	Tsang Mun Ting - Investor and Director Nominee

42.	Kin Chung Cheng and Mei Mei Rebecca Yim (JT TEN) - Investor

43.	Sut Kit Cheng - Investor

44.	Chi Fai Wong - Investor

45.	Mei Mei Rebecca Yim - Investor

46.	Hiroo Mahtani and Maya Mahtani (JT TEN) – Investor

47.	Man Kwon Fong – Investor and Director Nominee

48.	David Wung Pok LIU – Analyst and Director Nominee

49.	Kerry Ka Yan Ng – Investor

The citizenship of each of the Reporting Persons is set forth in Item 6 on the Cover Page for each Reporting Person, respectively.

None of the Reporting Persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

1.	Chan King Yuet – $225,000

2.	Barry King Hon Chan - $1,859,478

3.	Magnolia Ulan Fung - $650,000

4.	Su Hu - $400,000

5.	Hing Choi Hui - $595,508

6.	Yun Ming Roger Leung and Yuen Wah Leung (JT TEN) - $897,106

7.	Wai Ngai Hu – $44,008

8.	Ng Hon Ming and Sze Wang (JT TEN) - $1,000,000

9.	Yang Jing Xian - $500,000

10.	Samuel Tan Hock Meng - $489,919

11.	Mo Hing Wai - $206,342

12.	Chang Yun Chi - $110,000

13.	Jovin Chim Chai Shan - $100,000

14.	Ma Fun Chiu - $170,643

15.	Wong Nga Chung - $100,000

16.	Yau Sik Hon - $100,000

17.	Edmond Man Gong Dang - $97,800

18.	Chan Yin Wa- $50,000

19.	Ho Man Kei - $50,000

20.	Lai Chun Hung - $50,000

21.	Lau Kam Kwai - $50,000

22.	David Lau Man Chu - $50,000

23.	Leung Yuet Wah - $54,900

24.	Lincoln Wong - $50,000

25.	Yau Shu Cheung - $50,000

26.	Yam Wai Yee - $26,315

27.	Peter Lam Yuk Ho - $5,040,00

28.	Bonnio Lee Kwong Chak - $275,759

29.	Leung Yuet Ngor - $20,000

30.	Mimi Tang Kam Yiu - $20,000

31.	Chan Si Wa - $10,000

32.	Hsieh Jen Feng - $90,000

33.	Lai Cheng Yang - $10,000

34.	Lau Wong Bebbie Suet Wa - $10,000

35.	Lee Meng Hung – $10,000

36.	Annie Hung - $30,000

37.	Karina Ng - $70,000

38.	Lam Ken - $50,000

39.	Joanna Wong - $1,046,452

40.	Tang Ching Wan - $82,350

41.	Tsang Mun Ting - $3,212,857

42.	Kin Chung Cheng and Mei Mei Rebecca Yim (JT TEN) - $53,165

43.	Sut Kit Cheng - $79,363

44.	Chi Fai Wong - $69,075

45.	Mei Mei Rebecca Yim - $37,159

46.	Hiroo Mahtani and Maya Mahtani (JT TEN) - $21,000

47.	Man Kwon Fong – $399,465

48.	David Wung Pok LIU – $84,419

49.	Kerry Ka Yan Ng - $17,953

The source of the funds for each of the above were the personal funds of each individual Reporting Person.

Item 4. Purpose of Transaction

The Reporting Persons purchased the Common Stock based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. The purpose of the acquisitions of the Common Stock was for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

On September 17, 2012, trading in shares of the Issuer’s Common Stock were suspended by the United States Securities & Exchange Commission. Subsequent to this date, Ms. Chan King Yuet (“Chan”) and Marc Hazout, the president and chief executive officer of the Issuer, engaged in ongoing discussions regarding Ms. Chan and other prospective investors known to Ms. Chan providing working capital required by the Issuer. On November 1, 2012, Ms. Chan made a specific proposal to fund the working capital needs of the Issuer until such time as the Issuer became cash flow positive. The offer was conditioned, among other matters, upon members of the investor group being appointed to a majority of the Issuer’s Board of Directors. On

November 3, 2012, Mr. Hazout formally rejected Ms. Chan’s proposal and advised Ms. Chan that the Board of Directors of the Issuer had determined to pursue alternative financing. In a report on Form 8-K filed by the Issuer on November 19, 2012, the Issuer announced that it had entered into a loan arrangement with a company controlled by Mr. Hazout. The 8-K filing provided no details about whether the loan arrangement was sufficient to meet the Issuer’s future working capital needs or to repay the so-called “toxic” loans made to the Issuer.

On November 20, 2012, in a report on Form 8-K, the Issuer disclosed that its auditors had filed a notice of non-compliance advising that the Issuer’s financial statements could no longer be relied upon. The Issuer has also not filed its required Form 10-Q for the quarter ended September 30, 2012. Finally, the Issuer has reported on Form 8-K that it has entered into forbearance agreements with holders of its toxic loans but the Issuer has not disclosed how it intended to finance the repayment of these loans.

On April 16, 2013, the Reporting Persons, through their legal counsel, sent a letter to the Board of Directors of the Issuer, which, among other things, expressed the concern of the Reporting Persons about the deterioration of the Issuer’s business, the significant dilution of their equity position, and the poorly disclosed insider-dealing transactions the Issuer has recently undertaken, especially as the Issuer is seriously delinquent in filing its required Periodic Reports under the Securities Exchange Act of 1934, as amended. As a result of the foregoing, the Reporting Persons are seeking representation on the board of directors of the Issuer. A copy of the letter was previously filed as Exhibit C to Amendment No. 1, and is incorporated herein by reference in response to this Item 4.

Beginning on or about June 2013, certain of the Reporting Persons began to engage in negotiations with the Issuer regarding a transaction is which the Reporting Persons would arrange financing for the Issuer , certain members of the board of directors of the Issuer would resign and three Persons designated by the Reporting Persons would be appointed to the Board of Directors of the Registration. The discussions resulted in an agreement pursuant to which one or more of the Reporting Persons agreed to advance up to $7,500,000 to the Issuer (the “Funding Agreement”). On or about December 31, 2013, based upon assurances that the Funding Agreement would be signed by all applicable parties, the Reporting Persons advanced US$1,014,140 via wire transfer to the Issuer on behalf of Tsang Mun Ting (“Tsang”) (the “Tsang Funds”). The Tsang Funds were advanced in good faith in anticipation of the consummation of the transactions contemplated by the Funding Agreement. The Tsang Funds were also sent with the understanding that the advances would be fully secured as contemplated by the draft Funding Agreement. As a result of the refusal of a director of the Issuer to sign the Funding Agreement the transactions contemplated by the draft Agreement were not consummated. However, the Issuer and its President, Marc Hazout caused this funds to be used and not returned to Mr. Tsang. It is the understanding of the Reporting Persons that at least $750,000 of the Tsang Funds were used to Mr. Hazout to pay himself and entities affiliated with him.

Tsang commenced an action on September 19, 2014 in the Delaware Court of Chancery, seeking to recover $1,014,140 in funds misappropriated by Defendant Marc Hazout (“Hazout”), the Issuer and Travellers International, Inc. (“Travellers”). On November 24, 2014, Tsang elected to transfer the case to Delaware Superior Court. On January 7, 2015, Mr. Hazout and Travellers moved to dismiss the action against them for lack of personal jurisdiction under Rule 12(b)(2) of the Superior Court Rules. On June 3, 2014, the Superior Court granted the motion to dismiss as to Travellers, but denied the motion to dismiss as to Mr. Hazout, finding that jurisdiction over Hazout was proper in Delaware under 10 Del. C. § 3114. Tsang Mun Ting v. Silver Dragon Resources, Inc., 2015 Del. Super. LEXIS 277 (June 3, 2015). Hazout filed a motion for reargument on June 8, 2015, which the Superior Court denied on June 18, 2015. Tsang Mun Ting v. Silver Dragon Res., Inc., 2015 Del. Super. LEXIS 332 (June 18, 2015). Mr. Hazout filed a Notice of Appeal before the Delaware Supreme Court on July 7, 2015, which the Court accepted on August 6, 2015. That appeal is currently pending.

Separately, on August 3, 2015, shareholder Su Hu filed a Verified Complaint in the Delaware Court of Chancery seeking to compel the Issuer to hold an annual meeting of stockholders, pursuant to 8 Del. C. § 211. On August 24, 2015, the Issuer filed its Answer to Su Hu’s Verified Complaint. The Issuer’s Answer admitted each factual allegation contained in Su Hu’s Verified Complaint, including that “Pursuant to 8 Del. C. § 211(c), Plaintiff is entitled to an order of this Court summarily directing the Issuer to promptly hold an Annual Meeting.

On or about October 26, 2015 additional Reporting Persons entered into a Joinder Agreement to the Voting Agreement previously disclosed, which necessitated the filing of Amendment No. 2 as the Reporting Persons may be deemed to beneficially own 54.7% of the outstanding Common Stock of the Issuer as set forth in Item 5 below.

On November 29, 2015, Chan sent a letter (the “Nomination Letter”) to the Issuer nominating herself and three other nominees, Tsang Mun Ting, Man Kwan Fong, and David Wung Pok LIU (together, the “Nominees”) as candidates for the Issuer’s Board of Directors at the 2016 Annual Meeting of Stockholders, which was announced by the Issuer on November 19, 2015, to be held on February 18, 2016. As of November 30, 2015, Man Kwan Fong, David Wung Pok LIU and Kerry Ka Yan Ng have entered into a Joinder Agreement to the Voting Agreement. On January 14, 2016, counsel for the Issuer responded to the Nomination Letter by sending a Director & Officer Questionnaire to be completed by each of the Nominees. On January 25, 2016, the Issuer filed a purported definitive proxy statement on Schedule 14A with the SEC. On January 28, 2016, the Issuer filed a preliminary proxy statement on Schedule 14A with the SEC. On January 29, 2016, the Nominees filed a preliminary proxy statement with the SEC, as the Nominees were not included in the Issuer’s proxy statements. As a result, and as previously disclosed in Amendment No. 3 to the Schedule 13D, the Nominees will run a contested proxy campaign for the 2016 Annual Meeting.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock owned by any of them, consistent with its investment purpose and in light of the circumstances described above, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.

Consistent with their investment purpose and in light of the developments described above, the Reporting Persons may continue to engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations, and plans of the Reporting Persons. The Reporting Persons may discuss ideas that, if effected may result in a change in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or other changes in the board of directors or management of the Issuer.

Except as disclosed above, none of the Reporting Persons has any other plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(a) and (b) According to the Issuer’s most recent Quarterly Report on Form 10-Q filed November 13, 2015, there were 299,802,647 shares of Common Stock issued and outstanding as of August 12, 2015. The group that may have been deemed to be formed by the Reporting Persons may be deemed to beneficially own 160,508,598 shares of Common Stock of the Issuer held by all of the Reporting Persons combined (54.7% of the Common Stock of the Issuer based upon the information contained in the above-referenced Form 10-Q), and each of the Reporting Persons may be deemed to beneficially own the shares of each other Reporting Person.

1.	Chan King Yuet beneficially owns and has sole voting and dispositive power over 150,000 shares of Common Stock, or 0.1% of the issued and outstanding Common Stock. Ms. Chan King may also be deemed to have shared voting power over 160,358,598 shares of Common Stock, or 53.5% of the issued and outstanding Common Stock, by virtue of the Voting Agreement and Joinder Agreement to the Voting Agreement. Ms. Chan King Yuet expressly disclaims dispositive power over the 156,474,372 shares of Common Stock that she may be deemed to have shared voting power over by virtue of the Voting Agreement and Joinder Agreement.

2.	Barry King Hon Chan beneficially owns and has sole dispositive power over 16,124,238 shares of Common Stock, or 5.4% of the issued and outstanding Common Stock. Barry King Hon Chan may be deemed to have shared voting power over the 16,124,238 shares of Common Stock by virtue of the Voting Agreement.

3.	Magnolia Ulan Fung beneficially owns and has sole dispositive power over 2,000,000 shares of Common Stock, or 0.7% of the issued and outstanding Common Stock. Magnolia Ulan Fung may be deemed to have shared voting power over the 2,000,000 shares of Common Stock by virtue of the Voting Agreement.

4.	Su Hu beneficially owns and has sole dispositive power over 400,000 shares of Common Stock, or 0.1% of the issued and outstanding Common Stock. Su Hu may be deemed to have shared voting power over the 400,000 shares of Common Stock by virtue of the Voting Agreement.

5.	Hing Choi Hui beneficially owns and has sole dispositive power over 1,486,310 shares of Common Stock, or 0.5% of the issued and outstanding Common Stock. Hing Choi Hui may be deemed to have shared voting power over the 1,486,310 shares of Common Stock by virtue of the Voting Agreement.

6.	Yun Ming Roger Leung and Yuen Wah Leung (JT TEN) beneficially own and have sole dispositive power over 897,106 shares of Common Stock, or 0.3% of the issued and outstanding Common Stock. Yun Ming Roger Leung and Yuen Wah Leung (JT TEN) may be deemed to have shared voting power over the 897,106 shares of Common Stock by virtue of the Voting Agreement.

7.	Wai Ngai Hu beneficially owns and has sole dispositive power over 2,423,930 shares of Common Stock, or 0.8% of the issued and outstanding Common Stock. Wai Ngai Hui may be deemed to have shared voting power over the 2,423,930 shares of Common Stock by virtue of the Voting Agreement.

8.	Ng Hon Ming and Sze Wang (JT TEN) - beneficially own and have sole dispositive power over 1,000,000 shares of Common Stock, or 0.3% of the issued and outstanding Common Stock. Ng Hon Ming and Sze Wang (JT TEN) may be deemed to have shared voting power over the 1,000,000 shares of Common Stock by virtue of the Voting Agreement and Joinder Agreement.

9.	Yang Jing Xian beneficially owns and has sole dispositive power over 500,000 shares of Common Stock, or 0.2% of the issued and outstanding Common Stock. Yang Jing Xian may be deemed to have shared voting power over the 500,000 shares of Common Stock by virtue of the Voting Agreement and Joinder Agreement.

10.	Samuel Tan Hock Meng beneficially owns and has sole dispositive power over 6,998,836 shares of Common Stock, or 2.3% of the issued and outstanding Common Stock. Samuel Tan Hock Meng may be deemed to have shared voting power over the 6,998,836 shares of Common Stock by virtue of the Voting Agreement and Joinder Agreement.

11.	Mo Hing Wai beneficially owns and has sole dispositive power over 3,908,000 shares of Common Stock, or 1.3% of the issued and outstanding Common Stock. Mo Hing Wai may be deemed to have shared voting power over the 3,908,000 shares of Common Stock by virtue of the Voting Agreement and Joinder Agreement.

12.	Chang Yun Chi beneficially owns and has sole dispositive power over 110,000 shares of Common Stock, or 0.0% of the issued and outstanding Common Stock. Chang Yun Chi may be deemed to have shared voting power over the 110,000 shares of Common Stock by virtue of the Voting Agreement and Joinder Agreement.

13.	Jovin Chim Chai Shan beneficially owns and has sole dispositive power over 100,000 shares of Common Stock, or 0.0% of the issued and outstanding Common Stock. Jovin Chim Chai Shan may be deemed to have shared voting power over the 100,000 shares of Common Stock by virtue of the Voting Agreement and Joinder Agreement.

14.	Ma Fun Chiu beneficially owns and has sole dispositive power over 5,884,226 shares of Common Stock, or 2.0% of the issued and outstanding Common Stock. Ma Fun Chiu may be deemed to have shared voting power over the 5,884,226 shares of Common Stock by virtue of the Voting Agreement and Joinder Agreement.

15.	Wong Nga Chung beneficially owns and has sole dispositive power over 100,000 shares of Common Stock, or 0.0% of the issued and outstanding Common Stock. Wong Nga Chung may be deemed to have shared voting power over the 100,000 shares of Common Stock by virtue of the Voting Agreement and Joinder Agreement.

16.	Yau Sik Hon beneficially owns and has sole dispositive power over 100,000 shares of Common Stock, or 0.0% of the issued and outstanding Common Stock. Yau Sik Hon may be deemed to have shared voting power over the 100,000 shares of Common Stock by virtue of the Voting Agreement and Joinder Agreement.

17.	Edmond Man Gong Dang beneficially owns and has sole dispositive power over 4,890,000 shares of Common Stock, or 1.6% of the issued and outstanding Common Stock. Edmond Man Gong Dang may be deemed to have shared voting power over the 4,890,000 shares of Common Stock by virtue of the Voting Agreement and Joinder Agreement.

18.	Chan Yin Wa beneficially owns and has sole dispositive power over 50,000 shares of Common Stock, or 0.0% of the issued and outstanding Common Stock. Chan Yin Wa may be deemed to have shared voting power over the 50,000 shares of Common Stock by virtue of the Voting Agreement and Joinder Agreement.

19.	Ho Man Kei beneficially owns and has sole dispositive power over 50,000 shares of Common Stock, or 0.0% of the issued and outstanding Common Stock. Ho Man Kei may be deemed to have shared voting power over the 50,000 shares of Common Stock by virtue of the Voting Agreement and Joinder Agreement.

20.	Lai Chun Hung beneficially owns and has sole dispositive power over 50,000 shares of Common Stock, or 0.0% of the issued and outstanding Common Stock. Lai Chun Hung may be deemed to have shared voting power over the 50,000 shares of Common Stock by virtue of the Voting Agreement and Joinder Agreement.

21.	Lau Kam Kwai beneficially owns and has sole dispositive power over 50,000 shares of Common Stock, or 0.0% of the issued and outstanding Common Stock. Lau Kam Kwai may be deemed to have shared voting power over the 50,000 shares of Common Stock by virtue of the Voting Agreement and Joinder Agreement.

22.	David Lau Man Chu beneficially owns and has sole dispositive power over 50,000 shares of Common Stock, or 0.0% of the issued and outstanding Common Stock. David Lau Man Chu may be deemed to have shared voting power over the 50,000 shares of Common Stock by virtue of the Voting Agreement and Joinder Agreement.

23.	Leung Yuet Wah beneficially owns and has sole dispositive power over 112,500 shares of Common Stock, or 0.0% of the issued and outstanding Common Stock. Leung Yuet Wah may be deemed to have shared voting power over the 112,500 shares of Common Stock by virtue of the Voting Agreement and Joinder Agreement.

24.	Lincoln Wong beneficially owns and has sole dispositive power over 50,000 shares of Common Stock, or 0.0% of the issued and outstanding Common Stock. Lincoln Wong may be deemed to have shared voting power over the 50,000 shares of Common Stock by virtue of the Voting Agreement and Joinder Agreement.

25.	Yau Shu Cheung beneficially owns and has sole dispositive power over 50,000 shares of Common Stock, or 0.0% of the issued and outstanding Common Stock. Yau Shu Cheung may be deemed to have shared voting power over the 50,000 shares of Common Stock by virtue of the Voting Agreement and Joinder Agreement.

26.	Yam Wai Yee beneficially owns and has sole dispositive power over 500,000 shares of Common Stock, or 0.2% of the issued and outstanding Common Stock. Yam Wai Yee may be deemed to have shared voting power over the 500,000 shares of Common Stock by virtue of the Voting Agreement and Joinder Agreement.

27.	Peter Lam Yuk Ho beneficially owns and has sole dispositive power over 4,500,000 shares of Common Stock, or 1.5% of the issued and outstanding Common Stock. Peter Lam Yuk Ho may be deemed to have shared voting power over the 4,500,000 shares of Common Stock by virtue of the Voting Agreement and Joinder Agreement.

28.	Bonnio Lee Kwong Chak beneficially owns and has sole dispositive power over 4,595,983 shares of Common Stock, or 1.5% of the issued and outstanding Common Stock. Bonnio Lee Kwong Chak may be deemed to have shared voting power over the 4,595,983 shares of Common Stock by virtue of the Voting Agreement and Joinder Agreement.

29.	Leung Yuet Ngor beneficially owns and has sole dispositive power over 20,000 shares of Common Stock, or 0.0% of the issued and outstanding Common Stock. Leung Yuet Ngor may be deemed to have shared voting power over the 20,000 shares of Common Stock by virtue of the Voting Agreement and Joinder Agreement.

30.	Mimi Tang Kam Yiu beneficially owns and has sole dispositive power over 20,000 shares of Common Stock, or 0.0% of the issued and outstanding Common Stock. Mimi Tang Kam Yiu may be deemed to have shared voting power over the 20,000 shares of Common Stock by virtue of the Voting Agreement and Joinder Agreement.

31.	Chan Si Wa beneficially owns and has sole dispositive power over 10,000 shares of Common Stock, or 0.0% of the issued and outstanding Common Stock. Chan Si Wa may be deemed to have shared voting power over the 10,000 shares of Common Stock by virtue of the Voting Agreement and Joinder Agreement.

32.	Hsieh Jen Feng beneficially owns and has sole dispositive power over 90,000 shares of Common Stock, or 0.0% of the issued and outstanding Common Stock. Hsieh Jen Feng may be deemed to have shared voting power over the 90,000 shares of Common Stock by virtue of the Voting Agreement and Joinder Agreement.

33.	Lai Cheng Yang beneficially owns and has sole dispositive power over 10,000 shares of Common Stock, or 0.0% of the issued and outstanding Common Stock. Lai Cheng Yang may be deemed to have shared voting power over the 10,000 shares of Common Stock by virtue of the Voting Agreement and Joinder Agreement.

34.	Lau Wong Bebbie Suet Wa beneficially owns and has sole dispositive power over 10,000 shares of Common Stock, or 0.0% of the issued and outstanding Common Stock. Lau Wong Bebbie Suet Wa may be deemed to have shared voting power over the 10,000 shares of Common Stock by virtue of the Voting Agreement and Joinder Agreement.

35.	Lee Meng Hung beneficially owns and has sole dispositive power over 10,000 shares of Common Stock, or 0.0% of the issued and outstanding Common Stock. Lee Meng Hung may be deemed to have shared voting power over the 10,000 shares of Common Stock by virtue of the Voting Agreement and Joinder Agreement.

36.	Annie Hung beneficially owns and has sole dispositive power over 30,000 shares of Common Stock, or 0.0% of the issued and outstanding Common Stock. Annie Hung may be deemed to have shared voting power over the 30,000 shares of Common Stock by virtue of the Voting Agreement and Joinder Agreement.

37.	Karina Ng beneficially owns and has sole dispositive power over 70,000 shares of Common Stock, or 0.0% of the issued and outstanding Common Stock. Karina Ng may be deemed to have shared voting power over the 70,000 shares of Common Stock by virtue of the Voting Agreement and Joinder Agreement.

38.	Lam Ken beneficially owns and has sole dispositive power over 50,000 shares of Common Stock, or 0.0% of the issued and outstanding Common Stock. Lam Ken may be deemed to have shared voting power over the 50,000 shares of Common Stock by virtue of the Voting Agreement and Joinder Agreement.

39.	Joanna Wong beneficially owns and has sole dispositive power over 1,308,065 shares of Common Stock, or 0.4% of the issued and outstanding Common Stock. Joanna Wong may be deemed to have shared voting power over the 50,000 shares of Common Stock by virtue of the Voting Agreement and Joinder Agreement.

40.	Tang Ching Wan beneficially owns and has sole dispositive power over 183,000 shares of Common Stock, or 0.1% of the issued and outstanding Common Stock. Tang Ching Wan may be deemed to have shared voting power over the 183,000 shares of Common Stock by virtue of the Voting Agreement and Joinder Agreement.

41.	Tsang Mun Ting beneficially owns and has sole dispositive power over 80,321,409 shares of Common Stock, or 26.8% of the issued and outstanding Common Stock. Tsang Mun Ting may be deemed to have shared voting power over the 80,321,409 shares of Common Stock by virtue of the Voting Agreement and Joinder Agreement.

42.	Kin Chung Cheng and Mei Mei Rebecca Yim (JT TEN) beneficially own and have sole dispositive power over 531,647 shares of Common Stock, or 0.2% of the issued and outstanding Common Stock. Kin Chung Cheng and Mei Mei Rebecca Yim (JT TEN) may be deemed to have shared voting power over the 531,647 shares of Common Stock by virtue of the Voting Agreement and Joinder Agreement.

43.	Sut Kit Cheng beneficially owns and has sole dispositive power over 2,034,948 shares of Common Stock, or 0.7% of the issued and outstanding Common Stock. Sut Kit Cheng may be deemed to have shared voting power over the 2,034,948 shares of Common Stock by virtue of the Voting Agreement and Joinder Agreement.

44.	Chi Fai Wong beneficially owns and has sole dispositive power over 486,100 shares of Common Stock, or 0.2% of the issued and outstanding Common Stock. Chi Fai Wong may be deemed to have shared voting power over the 486,100 shares of Common Stock by virtue of the Voting Agreement and Joinder Agreement.

45.	Mei Mei Rebecca Yim beneficially owns and has sole dispositive power over 235,032 shares of Common Stock, or 0.1% of the issued and outstanding Common Stock. Mei Mei Rebecca Yim may be deemed to have shared voting power over the 235,032 shares of Common Stock by virtue of the Voting Agreement and Joinder Agreement.

46.	Hiroo Mahtani and Maya Mahtani (JT TEN) beneficially own and have sole dispositive power over 350,000 shares of Common Stock, or 0.1% of the issued and outstanding Common Stock. Hiroo Mahtani and Maya Mahtani (JT TEN) may be deemed to have shared voting power over the 350,000 shares of Common Stock by virtue of the Voting Agreement and Joinder Agreement.

47.	Man Kwon Fong beneficially owns and has sole dispositive power over 12,483,266 shares of Common Stock, or 4.2% of the issued and outstanding Common Stock. Man Kwon Fong may be deemed to have shared voting power over the 12,483,266 shares of Common Stock by virtue of the Voting Agreement and Joinder Agreement.

48.	David Wung Pok LIU beneficially owns and has sole dispositive power over 3,376,760 shares of Common Stock, or 1.1% of the issued and outstanding Common Stock. David Wung Pok LIU may be deemed to have shared voting power over the 3,376,760 shares of Common Stock by virtue of the Voting Agreement and Joinder Agreement.

49.	Kerry Ka Yan Ng beneficially owns and has shared voting and dispositive power over 1,496,078 shares of Common Stock, or 0.5% of the issued and outstanding Common Stock.

Each Reporting Person disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Person.

As of the date hereof, no Reporting Person owns any shares of Common Stock other than those set forth in this Item 5.

(c) During the last 60 days no Reporting Person had any transactions in the shares of Common Stock of the Issuer.

(d) Not applicable

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As previously disclosed, on April 12, 2013 the Reporting Persons at the time of the filing of the Schedule 13D entered into a Voting Agreement (the “Voting Agreement”), pursuant to which, among other things, such Reporting Persons agreed to form a group for the purposes of engaging in communications with stockholders, officers, members of the board of directors and/or representatives of the Issuer regarding the Issuer, the Issuer’s operations, the acquisition by persons of additional common shares of the Issuer, an extraordinary corporate transaction involving the Issuer, possible changes in the board of directors or management of the Issuer, and plans of the group and for the purpose of taking all other actions necessary to achieve the foregoing (collectively, the “Purposes”). The foregoing description of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement, which is filed as Exhibit B to the Schedule 13D as filed with the SEC on April 12, 2013 and incorporated herein by reference.

On or about October 26, 2015, the additional Reporting Persons in this Schedule 13D Amendment No. 2 entered into a Joinder Agreement to that Voting Agreement. The foregoing description of the Joinder Agreement is qualified in its entirety by reference to the Joinder Agreement, which is filed as Exhibit D hereto and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit A – Joint Filing Agreement – incorporated by reference to Exhibit A to the Schedule 13D as filed with the SEC on April 12, 2013.

Exhibit B – Voting Agreement – incorporated by reference to Exhibit B to the Schedule 13D as filed with the SEC on April 12, 2013.

Exhibit C – Letter to the Board of Directors dated April 16, 2013 – incorporated by reference to Exhibit C to Amendment 1 to the Schedule 13D as filed with the SEC on April 17, 2013.

Exhibit D – Joinder Agreement to Voting Agreement – incorporated by reference to Exhibit D to Amendment 2 to the Schedule 13D as filed with the SEC on October 27, 2015.

Exhibit E – Joinder Agreement to Voting Agreement – incorporated by reference to Exhibit E to Amendment 3 to the Schedule 13D as filed with the SEC on January 19, 2016.

Exhibit F – Joint Filing Agreement – filed herewith.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2016

CHAN KING YUET, INDIVIDUALLY AND AS REPRESENTATIVE

/s/ Chan King Yuet
Chan King Yuet

BARRY KING HON CHAN, INDIVIDUALLY

/s/ Barry King Hon Chan*
Barry King Hon Chan

MAGNOLIA ULAN FUNG, INDIVIDUALLY

/s/ Magnolia Ulan Fung*
Magnolia Ulan Fung

SU HU, INDIVIDUALLY

/s/ Su Hu*
Su Hu

HING CHOI HU, INDIVIDUALLY

/s/ Hing Choi Hui*
Hing Choi Hui

YUN MING ROGER LEUNG AND YUEN WAH LEUNG (JT TEN)

/s/ Yun Ming Roger Leung*
Yun Ming Roger Leung

YUEN WAH LEUNG

/s/ Yuen Wah Leung* Yuen Wah Leung

WAI NGAI HUI, INDIVIDUALLY

/s/ Wai Ngai Hui*
Wai Ngai Hui

NG HON MING AND SZE WANG (JT TEN)

/s/ Ng Hon Ming*
Ng Hon Ming

SZE WANG

/s/ Sze Wang*
Sze Wang

YANG JING XIAN, INDIVIDUALLY

/s/ Yang Jing Xian*
Yang Jing Xian

SAMUEL TAN HOCK MENG, INDIVIDUALLY

/s/ Samuel Tan Hock Meng*
Samuel Tan Hock Meng

MO HING WAI, INDIVIDUALLY

/s/ Mo Hing Wai*
Mo Hing Wai

CHANG YUN CHI, INDIVIDUALLY

/s/ Chang Yun Chi*
Chang Yun Chi

JOVIN CHIM CHAI SHAN, INDIVIDUALLY

/s/ Jovin Chim Chai Shan*
Jovin Chim Chai Shan

MA FUN CHIU, INDIVIDUALLY

/s/ Ma Fun Chiu*
Ma Fun Chiu

WONG NGA CHUNG, INDIVIDUALLY

/s/ Wong Nga Chung*
Wong Nga Chung

YAU SIK HON, INDIVIDUALLY

/s/ Yau Sik Hon*
Yau Sik Hon

EDMOND MAN GONG DANG, INDIVIDUALLY

/s/ Edmond Man Gong Dang*
Edmond Man Gong Dang

CHAN YIN WA, INDIVIDUALLY

/s/ Chan Yin Wa*
Chan Yin Wa

HO MAN KEI, INDIVIDUALLY

/s/ Ho Man Kei*
Ho Man Kei

LAI CHUN HUNG, INDIVIDUALLY

/s/ Lai Chun Hung*
Lai Chun Hung

LAU KAM KWAI, INDIVIDUALLY

/s/ Lau Kam Kwai*
Lau Kam Kwai

DAVID LAU MAN CHU, INDIVIDUALLY

/s/ David Lau Man Chu*
David Lau Man Chu

LEUNG YUET WAH, INDIVIDUALLY

/s/ Leung Yuet Wah*
Leung Yuet Wah

LINCOLN WONG, INDIVIDUALLY

/s/ Lincoln Wong*
Lincoln Wong

YAU SHU CHEUNG, INDIVIDUALLY

/s/ Yau Shu Cheung*
Yau Shu Cheung

YAM WAI YEE, INDIVIDUALLY

/s/ Yam Wai Yee*
Yam Wai Yee

PETER LAM YUK HO, INDIVIDUALLY

/s/ Peter Lam Yuk Ho*
Peter Lam Yuk Ho

BONNIO LEE KWONG CHAK, INDIVIDUALLY

/s/ Bonnio Lee Kwong Chak*
Bonnio Lee Kwong Chak

LEUNG YUET NGOR, INDIVIDUALLY

/s/ Leung Yuet Ngor*
Leung Yuet Ngor

MIMI TANG KAM YIU, INDIVIDUALLY

/s/ Mimi Tang Kam Yiu*
Mimi Tang Kam Yiu

CHAN SI WA, INDIVIDUALLY

/s/ Chan Si Wa*
Chan Si Wa

HSIEH JEN FENG, INDIVIDUALLY

/s/ Hsieh Jen Feng*
Hsieh Jen Feng

LAI CHENG YANG, INDIVIDUALLY

/s/ Lai Cheng Yang*
Lai Cheng Yang

LAU WONG BEBBIE SUET WA, INDIVIDUALLY

/s/ Lau Wong Bebbie Suet Wa*
Lau Wong Bebbie Suet Wa

LEE MENG HUNG, INDIVIDUALLY

/s/ Lee Meng Hung*
Lee Meng Hung

ANNIE HUNG, INDIVIDUALLY

/s/ Annie Hung*
Annie Hung

KARINA NG, INDIVIDUALLY

/s/ Karina Ng*
Karina Ng

LAM KEN, INDIVIDUALLY

/s/ Lam Ken*
Lam Ken

JOANNA WONG, INDIVIDUALLY

/s/ Joanna Wong*
Joanna Wong

TANG CHING WAN, INDIVIDUALLY

/s/ Tang Ching Wan*
Tang Ching Wan

TSANG MUN TING, INDIVIDUALLY

/s/ Tsang Mun Ting *
Tsang Mun Ting

KIN CHUNG CHENG AND MEI MEI REBECCA YIM (JTEN)

/s/ Kin Chung Cheng*
Kin Chung Cheng

MEI MEI REBECCA YIM

/s/ Mei Mei Rebecca Yim*
Mei Mei Rebecca Yim

SUT KIT CHENG, INDIVIDUALLY

/s/ Sut Kit Cheng*
Sut Kit Cheng

CHI FAI WONG, INDIVIDUALLY

/s/ Chi Fai Wong*
Chi Fai Wong

MEI MEI REBECCA YIM, INDIVIDUALLY

/s/ Mei Mei Rebecca Yim*
Mei Mei Rebecca Yim

HIROO MAHTANI AND MAYA MAHTANI (JT TEN)

/s/ Hiroo Mahtani*
Hiroo Mahtani

MAYA MAHTANI

/s/ Maya Mahtani*
Maya Mahtani

MAN KWAN FONG, INDIVIDUALLY

/s/ Man Kwan Fong*
Man Kwan Fong

DAVID WUNG POK LIU, INDIVIDUALLY

/s/ David Wung Pok LIU*
David Wung Pok LIU

KERRY KA YAN NG, INDIVIDUALLY

/s/ Kerry Ka Yan Ng*
Kerry Ka Yan Ng

*	By Representative pursuant to the Voting Agreement and Joinder Agreement